SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2003	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE (Translation of registrant's name into English) (Translation of registrant’s name into English)>

Commerce Court Toronto, Ontario

(a) Canada M5L 1A2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes |_| No |X|

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 nos. 333-104577.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
CANADIAN IMPERIAL BANK OF COMMERCE

Date: May 15, 2003	By:	/s/ Robert E. Waite Name: Robert E. Waite Title: Senior Vice-President

	By:	/s/ Gregory W. Tsang Name: Gregory W. Tsang Title: Vice-President

[LOGO] CIBC

CIBC ISSUES STATEMENT REGARDING AEROGOLD CONTRACT

TORONTO, May 14, 2003 — CIBC is pleased that Justice James Farley has agreed to support a revised proposal to renew the Aerogold contract between CIBC and Air Canada.

“We are gratified that this agreement removes any customer uncertainty concerning the future of the Aerogold card,” said CIBC vice-chair Gerry McCaughey. “We adjusted our contract in light of the value that the Aerogold franchise brings to both CIBC and Air Canada. Going forward, it is business as usual for CIBC Aerogold VISA cardholders. Customers can continue to earn and redeem Aeroplan miles using their cards at any of the more than 24 million locations worldwide that accept VISA.”

CIBC has the leading credit card business in Canada with the number one market share both in card purchase volumes and average outstanding card balances. CIBC is also the leading issuer of premium credit cards based on purchase volumes.

Under the terms of the new contract, CIBC will pay Air Canada 24 per cent more per Aeroplan mile, an increase of four percentage points from the earlier agreement reached a few weeks ago. In addition, CIBC and Air Canada have agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to participate in Aeroplan subject to restrictions approved by CIBC.

As previously announced in an April 17 news release, the contract will also extend CIBC’s Aeroplan relationship to 2013 and CIBC will make a $350 million loan to Air Canada as a prepayment for Aeroplan miles. This payment will appear as an asset on CIBC’s balance sheet and be reduced monthly as CIBC acquires points.

That release also noted that at the time the earlier contract was entered into, CIBC made a payment of $200 million to Air Canada that has been amortizing since that contract came into force on January 1, 2002. As at March 31, 2003 CIBC carried the payment at $181 million on its balance sheet. As previously announced, upon the new contract taking effect, CIBC will become an unsecured creditor of Air Canada for this unamortized balance and expects to take a charge of 23 cents a share on an after tax basis in the second quarter.

Thereafter, the net impact on CIBC’s earnings of the higher cost per Aeroplan mile and the absence of the amortization is expected to be less than 10 cents per CIBC share per annum.

CIBC is a leading North American financial institution with almost nine million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on the Internet at www.cibc.com.

Contact: Rob McLeod (416) 980-3714